ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Relating to the Short Form Base Shelf Prospectus filed on September 11, 2018

Registration Statement No. 333-227275

December 10, 2019

BRP Inc.

Secondary Offering of Subordinate Voting Shares

December 10, 2019

A final base shelf prospectus and a preliminary prospectus supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada. There will not be any sale or any acceptance of an offer to buy the securities until a final prospectus supplement to the base shelf prospectus is made available. This document does not provide full disclosure of all material facts relating to the Subordinate Voting Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Subordinate Voting Shares, before making an investment decision.

The Company has filed a registration statement (including a prospectus and prospectus supplement) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it, or you may request a copy of the prospectus in Canada by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

Terms and Conditions

Issuer:	BRP Inc. (the “Company”)

Selling Shareholders:

Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain”), and Daniel J. O’Neill.

Beaudier Group currently holds, collectively, 26,099,072 multiple voting shares of the Company (“Multiple Voting Shares” and, collectively with the Subordinate Voting Shares (as defined below), the “Shares”), representing approximately 29.4% of the issued and outstanding Shares and approximately 45.7% of the voting power attached to all of the Shares. Following the closing of the Offering, Beaudier Group will hold, collectively, 23,282,228 Multiple Voting Shares, representing approximately 26.2% of the issued and outstanding Shares and approximately 43.9% of the voting power attached to all of the Shares.

Bain currently holds 19,949,771 Multiple Voting Shares representing approximately 22.5% of the issued and outstanding Shares and approximately 34.9% of the voting power attached to all of the Shares. Following the closing of the Offering, Bain will hold 17,796,615 Multiple Voting Shares, representing approximately 20.1% of the issued and outstanding Shares and approximately 33.6% of the voting power attached to all of the Shares.

Offering:	Secondary offering of 5,000,000 subordinate voting shares of the Company (“Subordinate Voting Shares”). 2,816,844 of the Subordinate Voting Shares are being sold by Beaudier Group, 2,153,156 of the Subordinate Voting Shares are being sold by Bain, and 30,000 of the Subordinate Voting Shares are being sold by Daniel J. O’Neill.

Offering Price:	C$61.17 per Subordinate Voting Share.

Gross Proceeds:	C$305,850,000

Concurrent Share Repurchase:	Concurrent with the Offering, José Boisjoli, the Company’s President and Chief Executive Officer, and Sébastien Martel, the Company’s Chief Financial Officer, will have 661,700 and 111,800 options to purchase Subordinate Voting Shares of the Company, respectively, repurchased for cancellation by the Company.

Use of Proceeds:	The net proceeds of the Offering will be paid directly to Beaudier Group and Bain. The Company will not receive any proceeds from the Offering.

Form of Offering:	Bought deal offering by way of a prospectus supplement to be filed in each of the provinces and territories of Canada. Registered public offering in the United States via MJDS.

Standstill:	The Company, Beaudier Group and Bain will each enter into a 60 day standstill agreement.

Listing:	An application will be made to list the Subordinate Voting Shares on the Toronto Stock Exchange, and notification will be made to the NASDAQ. The existing Subordinate Voting Shares of the Company are listed on the Toronto Stock Exchange under the symbol “DOO” and on the NASDAQ under the symbol “DOOO”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Joint Bookrunners:	BMO Capital Markets, Citigroup Global Markets Canada Inc., and RBC Capital Markets

Commission:	4.00%

Closing:	On or about December 16, 2019

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 25th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.